MAIL STOP 7010
									July 19, 2006

Mark Irion
Chief Financial Officer
Neff Rental LLC and Neff Finance Corp.
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

Re:	Neff Rental, LLC
	Neff Finance Corp.
	Registration Statement S-4
	File No. 333-130841
	Filed July 6, 2006

Dear Mr. Irion:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Historical Consolidated Financial Data, page 18

1. We have reviewed your response to comment four. Please revise your disclosure to provide additional information to enable the reader to understand the effects of changes in the Adjusted EBITDA of the interest rate of the ABL credit facility. Please refer to Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Exhibit 5.1

2. Please have counsel confirm to us that the references and limitations to the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act include the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

3. We note counsel`s carve-out that it is not licensed to practice law in the state of Delaware. Since you are a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please have counsel revise to provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-K.

4. At the top of page 4, please tell us the purpose for the assumptions in (d)(i) through (xiii). These appear overly broad.
Alternatively, please delete these assumptions.

5. The assumption (b) in the first full paragraph on page 4
("compliance with laws relating to permissible rates of interest") also appears overly broad. Please delete this assumption.

6. Please tell us the purpose of the assumptions (b)(i) and
(b)(ii)
in the second full paragraph on page 4. These assumptions appear overly broad. We may have further comment based on your response.

Exhibit A

7. Please explain to us the purpose of counsel`s assumption that the
Operative Documents constitute legal, valid, binding and enforceable obligations. We may have further comment based on your response.

8. Please tell us in more detail the purpose of counsel`s statements in Section C on page 3 of Exhibit 5.2.

Closing Comments

      You may contact Scott Watkinson at (202) 551-3741 or Rufus Decker at (202) 551-3769 if you have questions regarding comment on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Dennis D. Lamont, Esq.
	(212) 751-4864
Mark Irion
Neff Rental LLC and Neff Finance Corp.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE